UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry into a Material Definitive Agreement

On September 5, 2023, SAI.TECH Global Corporation (the “Company”) entered into an equity distribution agreement (the “Distribution Agreement”) with Maxim Group LLC (the “Agent”) pursuant to which the Company may, from time to time, sell its Class A ordinary shares, par value $0.0001 per share, having an aggregate offering price of up to US$10,000,000 (the “Shares”), through the Agent, using any method permitted by law that constitutes an “at-the-market offering” as defined in Rule 415 under the Securities Exchange Act of 1934, as amended (the “Securities Act”). The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Distribution Agreement, which is attached hereto as Exhibit 1.1.

The Shares, if any, will be offered and sold pursuant to an effective Registration Statement on Form F-3 (File No. 333-272916), including the base prospectus filed therewith (the “Base Prospectus”), which was filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act and declared effective by the SEC on August 17, 2023 (the “Registration Statement”), and a prospectus supplement to the Base Prospectus, dated September 5, 2023, which was filed with the SEC under the Securities Act.

A copy of the opinion of counsel relating to the Shares is attached as Exhibit 5.1 hereto.

Incorporation by Reference

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 1.1, 5.1 and 23.1 filed herewith are hereby incorporated by reference to the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Exhibit Number	Description
1.1	Equity Distribution Agreement, by and between SAI.TECH Global Corporation and Maxim Group LLC, dated September 5, 2023
5.1	Opinion of Harney Westwood & Riegels LP
23.1	Consent of Opinion of Harney Westwood & Riegels LP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 11, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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